Exhibit (a)(20)

HOREJSI TRUSTS EXTEND THEIR TENDER OFFER FOLLOWING A COURT HEARING IN THEIR LITIGATION WITH NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.

BOULDER, CO., October 14, 2004 – The Lola Brown Trust No. 1B and the Ernest Horejsi Trust No. 1B announced today that they are extending their tender offer for shares of the Neuberger Berman Real Estate Income Fund Inc. (NYSE: NRL) following a court hearing yesterday in the litigation between the Trusts and NRL. The new expiration date for the Trusts’ tender offer is 5:00 p.m. New York City time on Tuesday, October 26, 2004.

The Trusts initiated their tender offer on September 10, 2004, offering to purchase up to 1,825,000 shares of the Fund’s common stock at a price of $19.89 per share net to the seller in cash. On September 23, 2004 the Fund’s Board announced its opposition to the Trusts’ tender offer and took a series of steps designed to defeat the offer, including issuing shares of the Fund’s common stock to its sub-adviser, relying on that issuance in an attempt to subject the Fund and the Trusts to two anti-takeover statutes under Maryland law, adopting a stockholder rights agreement (commonly known as a “poison pill”), authorizing a self tender for up to 943,704 shares at a price of $20.00 per share, and authorizing litigation against the Trusts in federal district court in Maryland to prevent the consummation of the offer. The Trusts responded to these defensive measures by filing counter-claims against the Fund on October 6, 2004 seeking, among other things, to invalidate both the poison pill and the Fund’s attempt to apply Maryland’s control share statute to the Trusts and their offer. The Fund filed papers with the court on October 11, 2004, arguing that the Fund’s defensive actions are permitted under applicable law and raising for the first time an argument that the Trusts’ ownership of more than 3% of the Fund’s outstanding voting stock violates the Investment Company Act of 1940. The Trusts do not expect to consummate their offer unless they are successful in obtaining a court ruling invalidating the poison pill, finding that the Maryland control share statute does not apply to the Trusts and their offer, and finding that the Trusts’ ownership of more than 3% of the Fund’s outstanding voting stock does not violate the Investment Company Act of 1940.

At yesterday’s hearing, the court heard arguments from counsel for the Trusts and the Fund, and indicated that it expected to issue a ruling in the case before the end of the week of October 18, 2004. In light of the court activity, the Trusts have extended their offer to 5:00 p.m. New York City time on Tuesday, October 26, 2004. The Trusts are amending their tender offer statement on file with the Securities and Exchange Commission to reflect the extension of their offer and other relevant information.

Each security holder of Neuberger Berman Real Estate Income Fund Inc. should read the tender offer statement filed with the Securities and Exchange Commission by the Lola Brown Trust No. 1B and the Ernest Horejsi Trust No. 1B and other relevant documents filed with the Securities and Exchange Commission because they contain important information about the tender offer. Security holders of Neuberger Berman Real Estate Income Fund Inc. can obtain the tender offer statement and other documents that are filed with the Securities and Exchange Commission for free on the Securities and Exchange Commission’s web site at http://www.sec.gov.